Filed by Ispat International N.V.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: International Steel Group Inc.
Commission File No.: 001-31926

On November 11, 2004, Ispat International N.V. issued the following press release regarding Ispat Inland Inc.’s 3rd Quarter financials and relating to its agreement to acquire LNM Holdings N.V. and its agreement to merge with International Steel Group Inc.:

Additional Information and Where to Find It

In connection with the acquisition of LNM Holdings, Ispat International will publish and make available to shareholders of Ispat International, and file with Euronext Amsterdam N.V., a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the acquisition when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available.

Ispat International intends to file with the Securities and Exchange Commission a registration statement on Form F-4 that will include a proxy statement of ISG and a prospectus of Ispat International and other relevant documents in connection with the proposed transaction. In addition, Ispat International will publish and make available to shareholders of Ispat International, and file with Euronext Amsterdam N.V., a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the proposed transaction when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Ispat International and ISG are urged to read the proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel Company and ISG and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. Ispat International and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the proxy statement and prospectuses. You may obtain documents filed with the SEC by Ispat International free of charge if you request them in writing from Ispat International N.V. 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes, Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

NEWS RELEASE

For immediate release: Nov. 12, 2004

Ispat Inland Reports Results for Third Quarter

EAST CHICAGO, Ind. — Ispat Inland Inc. reported record net income of $119.9 million for the third quarter of 2004, an increase of $146.2 million over the loss of $26.3 million reported in the third quarter of 2003.

Net sales in the third quarter of 2004 of $909.1 million increased by 68% from $541.5 million in the third quarter of 2003. The average selling price per ton increased 50% to $618 per ton in the third quarter of 2004 from $413 per ton in the third quarter of 2003 and was 14% higher than the $541 per ton realized in the second quarter of 2004. The increase in the average selling price was due to higher base prices, the industry’s implementation of pricing surcharges designed to offset escalation in the prices of key input commodities such as coke, scrap, and iron ore and to continued strong demand for our products. A higher percentage of hot rolled products sold in the third quarter of 2004 adversely impacted the average selling price per ton as compared to the third quarter of 2003.

Shipments of 1,470,200 tons in the third quarter of 2004 increased by 159,300 tons, or 12% from the third quarter 2003 shipments of 1,310,900 tons. The increase in shipments was due to a combination of higher production levels resulting from the reline of the No. 7 Blast Furnace, which was completed early in the fourth quarter of 2003, and stronger demand across most markets.

The Company reported a record operating profit of $213.1 million for the third quarter of 2004, compared to an operating loss of $34.9 million in the third quarter of 2003. In the second quarter of 2004, the Company generated an operating profit of $110.2 million.

“Our record results for the third quarter were driven by steady increases during the quarter in our sales prices and our focus on maintaining high levels of production to meet the strong demand for our products,” said Lou Schorsch, President and CEO. The Company set a quarterly production record at its hot strip mill in the third quarter, and had higher slab production in the third quarter compared to the second quarter.

The Company’s cash balance at September 30, 2004 was $43.4 million and there was an additional $243.3 million of availability under the two revolving credit facilities, for total liquidity of approximately $287 million. For the nine months ended September 30, 2004, the Company utilized net cash of $40.8 million from financing activities. On March 25, 2004, the Company received $775.5 million of net proceeds from the issuance and sale of $800 million of Senior Secured Notes. These net proceeds were used to retire the entire balance outstanding of $661.5 million of Tranche B and Tranche C Loans under its credit agreement, and repay the entire balance outstanding of $105 million under its inventory revolving credit facility, with the remainder of the proceeds used to reduce the amount outstanding under its receivables revolving credit facility.

For the nine months ended September 30, 2004, net cash inflows from operations totaled $60.4 million, which is net of pension contributions of $97.8 million. Cash inflows from operations for the nine months ended September 30, 2003 were $22.6 million, which included $125.5 million of pension contributions.

Changes in working capital, components of receivables, inventories and accounts payable, utilized cash of $281.2 million for the current period, including $163.1 million for increased receivables and $146.1 million for increased inventories. For the first nine months of 2003, changes in working capital generated $99.1 million of cash, including $41.2 million for decreased receivables, $35.5

Ispat Inland Inc., 3210 Watling Street, East Chicago, Indiana 46312
Subsidiary of ISPAT INTERNATIONAL N.V.

million for decreased inventories, and $22.4 million for increased payables.

On October 25, 2004, the Company’s parent, Ispat International N.V. (Ispat) announced that it had agreed to acquire LNM Holdings N.V. (LNM). Upon completion of the transaction, the Company will be renamed Mittal Steel Company N.V. (Mittal Steel). Simultaneously, Ispat and International Steel Group (ISG) announced that their Boards of Directors had unanimously approved a definitive agreement under which Ispat and ISG would merge.

Under terms of the agreement with LNM, Ispat will issue 525 million (approximately 140 million Class A shares and approximately 385 million Class B shares) to the shareholder of LNM. Under the terms of the agreement with ISG, ISG shareholders will receive $21.00 per share in cash and a number of Mittal Steel shares equal to $21.00 divided by the average closing price of Mittal Steel for the twenty trading days prior to closing, up to a maximum of 0.6087 and a minimum of 0.4793 shares.

The acquisition of LNM is subject to a number of conditions including, among others, the approval of the shareholders of Ispat. The combination of Ispat and LNM is expected to be completed by the end of 2004. The merger with ISG is subject to approval by the shareholders of ISG and Ispat as well as regulatory approvals and satisfaction of other customary closing conditions. Additionally, the transaction is subject to the completion of the acquisition of LNM by Ispat. The ISG transaction is expected to be completed by the end of the first quarter of 2005.

On November 5, 2004, the Company furnished the SEC a Form 8-K for the purpose of disclosing a restatement of its consolidated financial statements included in its 2003 Form 10-K and for the quarterly periods ended March 31, 2004 and June 30, 2004. The Company had determined that borrowings under its revolving credit facilities previously reported as long-term obligations should have been classified as current liabilities. In addition, accrued interest on advances from the Company’s parent, Ispat, previously reported as other long-term obligations should have been classified as long-term debt — related companies and accrued interest. The Company has also determined that management fees charged to the Company by related companies previously reported as other expense should have been classified as selling, general and administrative expense. The restated financial statements will have no impact on the Company’s previously reported net income, the debt covenants under the credit agreements or its ability to draw on existing facilities.

Outlook

With a softening in the demand for steel in the fourth quarter of 2004, the Company expects to generate strong, but lower profits compared to the record level of the third quarter of 2004.

Conference Call Scheduled

A live internet broadcast of Ispat Inland’s conference call on the results for the third quarter can be accessed at 10:00 a.m. Central Standard Time on Friday, November 12, at www.Ispat.com/Inland.

About Ispat Inland Inc.

Ispat Inland Inc. is a subsidiary of Ispat International N.V. (NYSE: IST - News), one of the leading steel companies in the world with steelmaking facilities in six countries and shipments of 15.2 million tons in 2003. Ispat Inland manufactures a broad range of semifinished and finished flat and bar steel products and is one of North America’s lowest-cost integrated steel producers. In addition to Ispat Inland in East Chicago, IN, USA, Ispat International has major steelmaking facilities in Canada, Mexico, Trinidad, France and Germany. Ispat International is a member of the LNM Group, the world’s second-largest and most global steel group, which also operates in Algeria, Czech Republic, Indonesia, Kazakhstan, Poland, Romania, and South Africa.

Forward-looking Statements

Certain of the statements contained in this press release are forward-looking statements and not historical fact. When included in this press release, the words “believes,” “expects,” “intends,” “anticipates,” “estimates,” and analogous expressions are intended to identify forward-looking statements. Forward-looking statements include expected developments in the business of Ispat

Ispat Inland Inc., 3210 Watling Street, East Chicago, Indiana 46312
Subsidiary of ISPAT INTERNATIONAL N.V.

Inland Inc. (the “Company”), including inventory risks due to shifts in market demand and/or price erosion of purchased inputs; changes in product mix; cost and yield issues; the Company’s expectations concerning its revenues, earnings, and expenses; and the Company’s proposed actions in response to trends in its business.

Such statements, and the financial condition and results of operations of the Company, are subject to a variety of inherent risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others: the highly competitive nature of the global steel industry; our level of indebtedness; changes in levels of steel imports into the United States; the substantial capital investment and similar expenditures required in our business; the cyclical nature of our business and changes in market supply and demand for our products; increases in the cost of iron ore, coke, steel scrap, other raw materials, energy and freight; our ability to fund our pension and post-retirement employee benefits; our ability to negotiate collective bargaining agreements and labor relations; conflicts of interest with our controlling stockholder; competition from substitute products; general economic conditions; legislative or regulatory changes, including changes in environmental regulation; environmental risks and liability under federal, state and local environmental laws and regulations; and changes in the capital markets.

These forward-looking statements speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statement contained in this press release to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

For further information:
Financial Community: Thomas A. McCue, Treasurer, (219) 399-5166
Media: David C. Allen, Corporate Communications Manager, (312) 899-3692

Ispat Inland Inc., 3210 Watling Street, East Chicago, Indiana 46312
Subsidiary of ISPAT INTERNATIONAL N.V.

ISPAT INLAND INC. AND SUBSIDIARY COMPANIES
Condensed Consolidated Statements of Operations (Unaudited)
(Dollars in Millions)

	Three Months Ended		Nine Months Ended
	September 30		September 30
		2003		2003
	2004	(As restated)	2004	(As restated)
Shipments (000’s of tons)	1,470.2	1,310.9	4,329.0	3,948.7

Net sales	$909.1	$541.5	$2,346.6	$1,655.9

Operating costs and expenses
Cost of goods sold	660.9	544.2	1,837.1	1,566.0
Selling, general and administrative expenses	10.0	8.0	29.6	26.2
Depreciation	25.1	24.2	75.4	72.9

Total	696.0	576.4	1,942.1	1,665.1

Operating profit (loss)	213.1	(34.9)	404.5	(9.2)
Other (income) expense, net	(1.4)	(11.4)	(11.9)	(13.8)
Interest expense on debt	30.7	18.3	80.2	53.5

Income (loss) before income taxes and change in accounting principle	183.8	(41.8)	336.2	(48.9)
Provision (benefit) for income taxes	63.9	(15.5)	119.2	(19.3)

Net income (loss) before change in accounting principle	119.9	(26.3)	217.0	(29.6)
Cumulative effect of change in accounting principle, net of tax of $0.9	—	—	—	(1.6)

Net income (loss)	$119.9	$(26.3)	$217.0	$(31.2)

ISPAT INLAND INC. AND SUBSIDIARY COMPANIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(Dollars in Millions)

	Nine Months Ended
	September 30
		2003
	2004	(As restated)
Operating activities
Net income (loss)	$217.0	$(31.2)

Adjustments to reconcile net income (loss) to net cash from operating activities:
Gain on early extinguishment of debt	—	(0.9)
Loss on sale of property, plant and equipment	—	0.5
Change in accounting principle	—	2.5
Depreciation	75.4	72.9
Amortization of debt premium	—	(0.8)
Undistributed earnings from joint ventures	(43.5)	(22.2)
Deferred income taxes	119.2	(20.2)
Change in:
Receivables	(163.1)	41.2
Inventories	(146.1)	35.5
Other assets	(1.8)	(3.5)
Accounts payable	28.0	22.4
Payables to/receivables from related companies	46.5	28.5
Other accrued liabilities	17.0	5.3
Deferred employee benefit cost	(14.7)	(149.5)
Pension contribution	(70.3)	34.9
Other items	(3.2)	7.2

Net adjustments	(156.6)	53.8

Net cash from operating activities	60.4	22.6
Investing activities
Capital expenditures	(18.6)	(93.9)
Proceeds from sale of property, plant and equipment	—	0.2
(Investments in, advances to) and distributions from joint ventures, net	29.0	20.6

Net cash from investing activities	10.4	(73.1)
Financing activities
Payments on long-term debt	(662.2)	(6.7)
Proceeds from issuance of long-term debt	794.9	—
Payments on note payable to unaffiliated company	(15.0)	—
Dividends	—	(15.9)
Proceeds from (payments of) note receivable from related company	(20.6)	15.0
Bank overdrafts	(2.9)	1.9
Proceeds from (payments of) revolver borrowings, net	(135.0)	59.0

Net cash from financing activities	(40.8)	53.3

Net change in cash and cash equivalents	30.0	2.8
Cash and cash equivalents — beginning of period	13.4	10.0

Cash and cash equivalents — end of period	$43.4	$12.8

Non-cash activity:
Asset retirement obligation impact on:
Property	—	3.8
Other long-term obligations	—	6.3
Conversion of accrued interest on Ispat advances to debt	7.3	6.5

ISPAT INLAND INC. AND SUBSIDIARY COMPANIES
Condensed Consolidated Balance Sheets (Unaudited)
(Dollars in Millions)

		December 31, 2003
	September 30, 2004	(As restated)
Assets
Current assets
Cash and cash equivalents	$43.4	$13.4
Receivables, less provision for allowances, claims and doubtful accounts of $14.8 and $22.6	378.5	215.4
Receivables from related companies	6.5	4.9
Inventories	517.9	371.8
Deferred income taxes	26.5	26.5

Total current assets	972.8	632.0
Investments in and advances to joint ventures	228.8	214.3
Property, plant and equipment, net	1,694.5	1,751.3
Note receivable from related companies	26.2	5.6
Deferred income taxes	285.5	404.7
Pension intangible asset	65.6	65.6
Other assets	64.3	62.5

Total Assets	$3,337.7	$3,136.0

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable	$210.8	$182.8
Note payable and revolving credit facilities	105.0	255.0
Bank overdrafts	3.3	6.2
Payables to related companies	53.5	5.4
Pension contribution	41.2	111.5
Accrued expenses and other liabilities	167.2	157.5
Long-term debt due within one year
Related companies	—	7.0
Other	0.8	—

Total current liabilities	581.8	725.4
Long-term debt
Related companies	1,030.9	883.0
Other	203.3	205.0
Deferred employee benefits	1,632.7	1,647.4
Other long-term obligation	59.3	62.5

Total liabilities	3,508.0	3,523.3
Commitments and contingencies
Stockholders’ deficit
Preferred stock	90.0	90.0
Common stock	320.0	320.0
Accumulated deficit	(16.0)	(233.0)
Accumulated other comprehensive loss	(564.3)	(564.3)

Total stockholders’ deficit	(170.3)	(387.3)

Total Liabilities and Stockholders’ Deficit	$3,337.7	$3,136.0